# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Surrozen, Inc., CIK 0001814550
CUSIP: 86889P208
Title of class of securities: Common Stock, $0.0001
Address of issuer's principal executive offices: 171 Oyster Point Blvd, Suite 400, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000315054

## Reporting persons
- REGENTS OF THE UNIVERSITY OF CALIFORNIA: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: United States (X1); sole voting power 133,207; shared voting power 0; sole dispositive power 133,207; shared dispositive power 0; aggregate amount beneficially owned 133,207 (4.16% of the class)

## Item 1. Issuer
Name of issuer: Surrozen, Inc.
Address of issuer's principal executive offices: 171 Oyster Point Blvd, Suite 400, South San Francisco, California, 94080

## Item 2. Person Filing
Name of person filing:
The Regents of the University of California

Explanatory note: This report represents Amendment No. 3 to the Schedule 13G initially filed on January 27, 2022. The initial filing was erroneously labeled Amendment No. 3. Due to technical issues, this filing on the EDGAR system is being reflected as an initial filing.
Address of principal business office or, if none, residence: 1111 Franklin Street, Oakland, CA 94607
Citizenship: U.S.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 133,207
Percent of class: 4.16
Sole power to vote or to direct the vote: 133,207
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 133,207
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- REGENTS OF THE UNIVERSITY OF CALIFORNIA: /s/ Arthur R. Guimaraes, Arthur R. Guimaraes/Chief Operation Officer and Co-Head Real Estate (01/28/2025)